FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS

Exhibit 1	Press release announcing that TransAlta Corporation has responded to the U.S. FERC May 21, 2002 data request.

TransAlta responds to FERC's May 21, 2002 data request

CALGARY, Alberta (May 31, 2002)  TransAlta Corporation (TSX: TA; NYSE: TAC) today responded to the second in a series of U.S. Federal Energy Regulatory Commission (FERC) data requests. This request, issued on May 21, 2002, related to "round trip" trades.

FERC requested that all sellers of wholesale electricity and/or ancillary services in the U.S. portion of the Western Systems Coordinating Council (WSCC) to admit or deny whether during 2000 and 2001 they conducted trading that "involves the sale of an electricity product to another company together with a simultaneous purchase of the same product at the same price".

After a thorough review, TransAlta confirmed it did not participate in the types of trades outlined in this FERC request. The company concluded it operated in accordance with all applicable laws, rules, regulations and tariffs.

"TransAlta does not participate in and has nothing to gain by doing these types of trades," said Steve Snyder, TransAlta President and CEO. "Furthermore, traders would not benefit because we do not incent our traders on volumes."

The filing is on TransAlta's website at www.transalta.com under "Investor Information".

TransAlta Corporation is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 9,000 megawatts of capacity either in operation or under construction. As one of North America's lowest-cost operators, our growth is focused on developing coal- and gas-fired generation in Canada, the U.S. and Mexico.

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For more information:
Media inquiries:	Investor inquiries:
Nadine Walz	Daniel J. Pigeon
Media Relations Specialist	Director, Investor Relations
Phone: (403) 267-3655	Phone: 1-800-387-3598 in Canada and U.S.
Pager: (403) 213-704	Phone: (403) 267-2520 Fax (403) 267-2590
Email: media_relations@transalta.com	E-mail: investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By:/s/ Ken Stickland

(Signature)

Ken Stickland, Executive Vice President, Legal

Date: May 31, 2002